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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                           For the Month of JULY 2003

                         Commission File Number 0-29052


                         DTA HOLDING AKTIENGESELLSCHAFT
             (Exact Name of Registrant as specified in its charter)


       c/o MFC Capital Partners AG, Charlottenstrasse 59, D-10117, Berlin
                               (Address of office)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______________

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                              Yes             No     X
                                   -----           -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_________________.

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                                  NEWS RELEASE


                         DTA HOLDING AKTIENGESELLSCHAFT
                         ANNOUNCES DELISTING FROM NASDAQ


Berlin, Germany (July 29, 2003) - DTA Holding Aktiengesellschaft (the "Company") (Nasdaq SmallCap: DTAGY) announces that it has received a Nasdaq staff determination on July 23, 2003, noting the uncertainty of the Company's future operating business at this time under Marketplace Rules 4300 and 4330(a)(3). As a result, Nasdaq has notified the Company that its securities will be delisted on August 1, 2003 from the Nasdaq SmallCap Market. The Company does not intend to appeal Nasdaq's determination. The Company will evaluate its options for an alternative listing or quotation of its securities.

For further information, please contact Rene Randall in North America at 1 (604) 683 5767 or Marlene Bryl in Germany at + (49 30) 20 94 58 00.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant  DTA  Holding  Aktiengesellschaft
            --------------------------------

By          /s/  Michael  J.  Smith
            --------------------------------
            MICHAEL  J.  SMITH,  MEMBER  OF
            MANAGEMENT  BOARD

Date        July  29,  2003
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